[WLRK Letterhead]







                                October 30, 2006




VIA EDGAR

Mr. Christian Windsor, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

RE:  KBW, INC.
     REGISTRATION STATEMENT ON FORM S-1
     FILE NO. 333-136509

Dear Mr. Windsor:

     On behalf of KBW, Inc. (the "Company"), we are providing herein a supplemental response to comment #2 of the staff of the Commission with respect to the above-referenced Registration Statement (the "Registration Statement"), given by letter dated October 10, 2006. This supplemental response is intended to address the staff's request, in our conversations, to provide additional information regarding the Company's estimates of costs and burdens associated with implementing measures to permit financial reporting specifically in the manner contemplated by Article 5-03 of Regulation S-X. With respect to other aspects of this comment we make reference to our prior responses set forth in our letters to the staff dated September 28 and October 18, 2006.

     Our analysis of these costs and burdens is informed by our reading of FASB Concepts Statement No. 2, "Qualitative Characteristics of Accounting Information," which states in part "[i]n order to justify requiring a particular disclosure, the perceived benefits to be derived from that disclosure must exceed the perceived costs associated with it." This concept was emphasized by Acting Chief Accountant Scott A. Taub in testimony this year before the House Financial Services Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises:

     preparers of financial information must be committed to issuing financial reports to communicate with investors, rather than focusing solely on complying with rules and standards. ...[R]egulators must formulate a disclosure regime that requires the disclosure of necessary and appropriate information without overburdening preparers and investors.

     As we have noted previously, as suggested by the staff's comments regarding Rule 5-03(2) a presentation in the Company's financial statements of revenues and costs as operating and non-operating and the separate reporting of costs and expenses applicable to revenues would be both highly unusual for the Company's industry and would involve subjective judgments that do not bear a reasonable relationship to the actual manner in which the Company operates its business and assesses the cost of doing business. As a result, the changes would diminish two primary qualities that make accounting information useful for investors' decision-making, relevance and reliability, in particular because they would not be comparable to the statements of other companies in the investment banking and brokerage industry. The Company believes, therefore, that there is little or no benefit to the investing public to implementing such changes.

     Consistent with its current income statement presentation, the Company manages its business and analyzes its financial performance based on the nature of the services rendered to its clients. Employee compensation is the Company's primary cost and it bases its compensation structure on fixed salaries plus year-end bonuses. The Company's non-compensation costs generally do not relate directly to the service revenue it receives. The Company does not calculate marginal costs of providing services, nor does it price its services using marginal costs. Prices for the Company's services are determined based primarily on active competition in the market place. The Company does not price or bill for any of its services based on time or expenses incurred to provide the services, other than out-of-pocket expense reimbursements. In determining whether to pursue opportunities in the marketplace, costs are not a primary driver of the Company's decision. Further, should the Company attempt to price its services based on costs, it would expect that such efforts would be of little value or concern to its clients who will seek to negotiate price based solely on pricing in the competitive marketplace for services of similar quality. Therefore, the suggested presentation and related recordkeeping cost and burden to its personnel would serve no useful business purpose.

     Implementing such presentations would result in significant and material costs to the Company. The Company's current financial systems are not designed to report costs and expenses attributable to particular categories of revenue and/or the activities of personnel, and to facilitate this the company would be required to create entirely new systems and reporting structures. In addition, the Company would be forced to acquire or develop time-tracking systems and manually reassign personnel within its payroll system in order to allocate their related costs to a particular type of revenue; for personnel who perform multiple types of operational duties or a combination of administrative and operational duties this would involve substantial additional work to determine the appropriate split of the related compensation and benefits expenses. As each of these processes would be required with respect to historical periods, there would be significant financial and time commitments required to recreate the cost data and assess it historically.

     It is worth noting that the Company's estimates regarding projected costs and time requirements assume that standards and implementation guidance would exist for adopting these changes in the Company's industry. Without such standards and guidance, the process of implementing the changes would be subject to greater uncertainty and could be more difficult and costly for the Company.

     While the Company is unable to determine precisely the cost and time involved, based on its inquiries to date it believes implementing these changes would involve outlays of approximately $5 million dollars of implementation costs including replacement of the entire general ledger system, implementation of a time tracking and reporting system and consulting and independent accountant fees to develop, test and certify under SOX 404 the new process. In addition, the Company estimates that the recurring cost of such systems and processes including additional personnel in the accounting and human resources departments is over $2 million annually. Such recurring costs do not include the cost of the time for management and other employees to record the allocation of their time. The Company estimates that the implementation would require thousands of hours, resulting in lost time that in many cases would be otherwise devoted to revenue generating activities, a significant burden for its existing management and staff and requiring the addition of new staff. Based on these estimates, the Company believes the aggregate cost, both financial and measured in man-hours, could be material to its results of operations.

     The Company believes that the significant costs and burdens described above, together with the absence of any appreciable benefit to investors, indicate that any cost/benefit analysis performed would fail to support the Company incurring great time and expense to implement new financial reporting systems.

                                  * * * * * *

     We appreciate your time in considering this response and hope this provides sufficient information of the type we have discussed. Please feel free to give me a call at (212) 403-1341 should you have any questions about this supplemental response.

                                   Sincerely,

                                   /s/  Matthew M. Guest

                                   Matthew M. Guest


cc:  Robert Giambrone
     Mitchell B. Kleinman, Esq.
          KBW, Inc.

     Joseph McLaughlin, Esq.
     Michael T. Kohler, Esq.
          Sidley Austin LLP